NO ACT

PB
1-18-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINAN

January 20, 2012

John A. Berry
Abbott Laboratories
john.berry@abbott.com

Re: Abbott Laboratories

Dear Mr. Berry:

This is in regard to your letter dated January 18, 2012 concerning the shareholder proposal submitted by The Humane Society of the United States for inclusion in Abbott's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Abbott therefore withdraws its December 22, 2011 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Carmen Moncada-Terry
Special Counsel

cc: G. Thomas Waite, III
The Humane Society of the United States
twaite@humanesociety.org

John A. Berry
Divisional Vice President and
Associate General Counsel

Abbott Laboratories
Securities and Benefits
Dept. 32L, Bldg. AP6C-1N
100 Abbott Park Road
Abbott Park, IL 60064-6092

t 847 938 3591
f 847 938 9492
john.berry@abbott.com

January 18, 2012

Via Email

Shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories—Shareholder Proposal Submitted by The Humane Society of the United States

Ladies and Gentlemen:

On December 23, 2011, Abbott Laboratories submitted a request for a no-action letter to the Division of Corporation Finance requesting that the Staff concur with Abbott's view that, for the reasons stated in the request, the stockholder proposal (the "Proposal") submitted by The Humane Society of the United States (the "Proponent") may properly be omitted from the proxy materials for Abbott's 2012 annual meeting of shareholders.

Abbott received a letter dated January 17, 2012 from G. Thomas Waite, III, Treasurer and CFO of The Humane Society of the United States, a copy of which is attached hereto as Exhibit A. The letter informed Abbott that the Proponent was withdrawing the Proposal. Based on the withdrawal of the Proposal by the Proponent, Abbott is hereby withdrawing the request for a no-action letter. A copy of this letter is being provided to the Proponent.

If the Staff has any questions with respect to the foregoing, please contact me by phone at 847.938.3591 or via e-mail at John.Berry@abbott.com or contact Steven Scrogham by phone at 847.938.6166 or via e-mail at Steven.Scrogham@abbott.com. We may also be reached by facsimile at 847.938.9492. The Proponent may be reached by phone at 301.258.3018 or by e-mail at twaite@humanesociety.org.

Very truly yours,

John A. Berry

John A. Berry
Divisional Vice President,
Securities and Benefits
Domestic Legal Operations

Enclosures

cc: G. Thomas Waite, III
The Humane Society of the United States
twaite@humanesociety.org

Exhibit A

Withdrawal Notification

THE HUMANE SOCIETY
OF THE UNITED STATES

January 17, 2012

Ms. Laura J. Schumacher
Executive Vice President, Secretary and General Counsel
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Dear Ms. Schumacher:

On behalf of The Humane Society of the United States (HSUS), I would like to thank you and your team for your consideration of HSUS' shareholder proposal. I would also like to thank you for your willingness to adopt, and publicly post, a position statement on the use of great apes in research that embraces the findings of the recent Institute of Medicine (IOM) report on the issue. Finally, I would like to thank Abbott for your willingness to keep dialogue open with HSUS as well as your continued support of chimpanzee retirement through donations to Chimp Haven.

Given that the company does not currently use chimpanzees in research and has publicly adopted and embraced the findings of the IOM Report, we hereby withdraw our shareholder proposal, submitted in November 2011, from Abbott Laboratories' proxy materials.

We certainly hope to continue this collaborative relationship and we look forward to continuing dialogue with the company. If you have any questions or concerns, I can be reached at 301-258-3018 or via email at twaite@humanesociety.org.

Thank you for your assistance.

Very truly yours,

G. Thomas Waite, III
Treasurer, CFO

GTW/dlm

cc: Tracey Noe, Senior Director, Global Citizenship and Policy, Abbott Laboratories
Katherine Pickus, Divisional VP, Global Citizenship & Policy, Abbott Laboratories
Steven Scrogham, Legal Counsel, Abbott Laboratories

John A. Berry
Divisional Vice President and
Associate General Counsel

Abbott Laboratories
Securities and Benefits
Dept. 32L, Bldg. AP6C-1N
100 Abbott Park Road
Abbott Park, IL 60064-6092

t 847 938 3591
f 847 938 9492
john.berry@abbott.com

Via Email

December 22, 2011

Shareholderproposals@sec.gov
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories—Shareholder Proposal Submitted by The Humane Society of the United States

Ladies and Gentlemen:

On behalf of Abbott Laboratories and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by The Humane Society of the United States (the "Proponent") from the proxy materials for Abbott's 2012 annual shareholders' meeting, which we expect to file in definitive form with the Commission on or about March 15, 2012.

We received a notice on behalf of the Proponent on November 15, 2011, submitting the proposal for consideration at our 2012 annual shareholders' meeting. The proposed resolution reads as follows:

> RESOLVED, the shareholders of **Abbott Laboratories** hereby request the Company to:
>
> 1. Amend the Company's "Global Animal Welfare Policy" to voluntarily phase out research on chimpanzees; and
>
> 2. Create and post a phase out schedule by December 15, 2012 on the Company's website with semi-annual progress updates.

Pursuant to Rule 14a-8(j), I have enclosed a copy of the proposed resolution, together with the recitals and supporting statement, as *Exhibit A* (the "HSUS Proposal"). I have also enclosed a copy of all relevant correspondence exchanged with the Proponent in *Exhibit B*. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to notify the Proponent of our intention to omit the HSUS Proposal from our 2012 proxy materials.

We believe that the HSUS Proposal may be properly omitted from Abbott's 2011 proxy materials pursuant to Rule 14a-8 for the reason set forth below.

I. The HSUS Proposal may be properly omitted from Abbott's proxy materials under Rule 14a-8(i)(11) because it is substantially duplicative of a proposal previously submitted.

Timing of Receipt of Proposals. We received the HSUS Proposal on November 15, 2011. Prior to our receipt of the HSUS Proposal, we received a proposal from Andrew Rodriguez, a copy of which, together with the supporting statement, is attached as *Exhibit C* (the "PETA Proposal") on November 4, 2011.

The PETA Proposal provides as follows:

> RESOLVED, to promote transparency and minimize the use of animals, the Board should issue an annual report to shareholders disclosing procedures to ensure proper animal care in-house and at contract laboratories, specifics on how our Company uses animals, and plans to promote alternatives to animal use.

Abbott intends to include the PETA Proposal in its proxy materials for its 2012 annual shareholders' meeting, and intends to omit the HSUS Proposal from such proxy statement pursuant to Rule 14a-8(i)(11) on the grounds that it substantially duplicates the PETA Proposal, which we received earlier than the HSUS Proposal.

Analysis of Substantial Duplication under Rule 14a-8(i)(11). Rule 14a-8(i)(11) permits a proposal to be excluded from a proxy statement "[i]f the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." Rule 14a-8(i)(11) is designed to prevent shareholder confusion over the presence in a single proxy statement of two or more proposals, submitted by multiple proponents acting independently of each other, which address the same issue in different terms. If duplicative proposals were submitted to, and approved by, shareholders, the board of directors would not have a clear expression of shareholder intent on the issue because of differences in the terms and scope of the proposals. The Staff has repeatedly taken the position that proposals need not be identical to be excludable under Rule 14a-8(i)(11). When analyzing whether proposals are duplicative, the Staff examines whether they have the same principal thrust or focus. If they do, they will be treated as substantially duplicative even if such proposals differ as to precise terms and scope. See *Pacific Gas & Electric Company* (Feb. 1, 1993).

The Staff has permitted exclusion under Rule 14a-8(i)(11) of a proposal that had the same principal thrust and focus as a prior proposal, even where the proposals differ as to terms and scope. For example, in *Abbott Laboratories* (Feb. 4, 2004) the Staff permitted exclusion of a proposal as substantially duplicative of an earlier proposal, although the earlier proposal was more limited in scope than the excluded proposal. The earlier proposal requested only that the board of directors adopt a policy prohibiting future stock option grants to senior executives, while the excluded proposal requested that the board of directors replace the entire senior executive compensation system with a program placing limitations on salary paid to the chief executive officer, bonuses paid to senior executives, long-term equity compensation for senior executives and severance payments to senior executives.

More recently, in *General Motors Corporation* (Mar. 13, 2008) the Staff permitted exclusion of a proposal that differed in terms and scope from the proposal that was included in the proxy materials. The included proposal requested that the board of directors adopt and report on goals to reduce greenhouse gas emissions based on current and emerging technologies, while the excluded proposal requested that a committee assess the steps the company was taking to meet government-imposed regulations relating to *fuel economy and greenhouse gas* emissions. Although the scope of the proposals differed, the principal focus of reporting on the company's plans to reduce greenhouse gas emissions was the same.

In *Wyeth* (Jan. 21, 2005) a proposal that the board of directors report on the effects and risks from the company's policy of limiting the availability of Wyeth's products to Canadian wholesalers was excludable as substantially duplicative of a prior proposal that the board of directors report on the feasibility of adopting a policy that the company not constrain the reimportation of prescription drugs. The excluded proposal's request for a report on Wyeth's existing policy of limiting availability of products to Canadian wholesalers did not directly overlap with the report requested by the included proposal.

Although differing in scope, the principal thrust of both proposals - reviewing and reporting on the risk and public perception of the company relating to its policies on the reimportation of drugs - was the same.

In addition, in *Wal-Mart Stores, Inc.* (Apr. 3, 2002), the Staff permitted exclusion of a proposal requesting a report on gender equality in the company's workforce as substantially duplicative of a prior proposal requesting a report on affirmative action policies addressing racial and ethnic diversity as well as gender. The excluded proposal requested a report on monitoring practices while the prior proposal sought a description of how the company publicized its affirmative action policies to suppliers. Although the scope of and specific information requested by the excluded proposal differed from the prior proposal, the principal focus of improving the company's diversity practices was similar enough for the excluded proposal to be considered substantially duplicative.

See also *JP Morgan Chase & Co.* (Mar. 5, 2007) (permitting exclusion of a proposal requesting that 50% of all equity compensation awarded to senior executives be performance-based as substantially duplicative of prior proposal requesting that a significant portion of restricted stock and stock unit grants to senior executives be performance-based); *Siebel Systems, Inc.* (Apr. 15, 2003) (permitting exclusion of a proposal requesting that a significant portion of senior executive stock option grants be performance-based as substantially duplicative of a prior proposal that all stock-related compensation plans include a performance hurdle); and *Centerior Energy Corp*. (Feb. 27, 1995) (permitting exclusion of proposals requesting that (1) executive compensation be frozen, (2) management size and executive compensation be reduced and bonuses be eliminated and (3) annual salaries be frozen and bonuses be eliminated as duplicative of a prior proposal requesting that ceilings be placed on executives' compensation, compensation be tied to the company's future performance and awards of bonuses and stock options cease).

Circumstances where the Staff has denied exclusion based on Rule 14a-8(i)(11) are distinguishable from Abbott's present situation. For example, in *Chevron* (Mar. 24, 2009) the Staff did not concur that a proposal requesting a report on the policies and procedures that guide Chevron's assessment of host country laws and regulations with respect to their adequacy to protect human health, the environment and the company's reputation was duplicative of a prior proposal that requested a report on the criteria for investment in, continued operations in and withdrawal from specific countries, where the principal focus of the prior proposal was on human rights as opposed to either the environment or public health. That is a very different situation from the current situation where both the HSUS Proposal and the PETA Proposal are principally focused on animal rights in the context of testing of Abbott's products.

In *Pacific Gas & Electric Company* (Feb.1, 1993), the Staff performed the substantially duplicative analysis with respect to separate proposals requesting that "(1) non-salary compensation of management should be tied to performance indicators; (2) ceilings should be placed on future total compensation of officers and directors, thereby reducing their compensation; (3) total compensation of the chief executive officer should be tied to the Company's performance; and (4) compensation of the board of directors should be paid in common stock." The Staff determined that proposal 3 was excludable as substantially duplicative of proposals 1 and 2, permitting proposal 3 to be excluded "if either proposal 1 or proposal 2 is included in the Company's proxy statement," but concluded that proposals 2 and 4 were not excludable because the "principal thrust" of those proposals (reduction and imposition of ceilings on total compensation in the case of proposal 2 and director compensation in the case of proposal 4) were not substantially duplicative of the "principal focus" of proposal 1 (linking non-salary compensation of management to certain performance standards). Just as the proposals that the Staff deemed duplicative all were intended to cause Pacific Gas & Electric to place limits on executive compensation, both the HSUS Proposal and the PETA Proposal are intended to cause Abbott to place limits on animal testing.

The principal thrust of the HSUS Proposal is for Abbott to phase out research on animals, chimpanzees in particular. Similarly, the principal thrust of the HSUS Proposal is to reduce and phase out animal testing. Both proposals and supporting statements describe animal suffering, assert that animal testing raises ethical issues and suggest animal testing is expensive and that using non-animal testing will reduce costs. The HSUS Proposal is substantially duplicative of the PETA Proposal because, although the HSUS Proposal is directed at a single species, both proposals (whether in their respective resolutions, recitals or supporting statements) address the alleged pain and abuse suffered by animals in animal-based testing and argue that Abbott should play a role in stopping such animal use and voluntarily phase out aspects of animal research. The HSUS Proposal and the PETA Proposal can both be characterized as animal rights proposals.

Abbott's shareholders should not be required to vote on two separate animal testing resolutions submitted by different proponents acting independently of each other.

Comparable Substantiality Analysis under Rule 14a-8(i)(12). The analysis that "substantially" does not mean *exactly the same* for the purposes of Rule 14a-8(i)(11) is supported by the staff's interpretations of "substantially" under Rule 14a-8(i)(12), which permits the exclusion of a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years." For example, in *Abbott Laboratories* (Jan. 27, 2010), the Staff allowed Abbott to exclude a proposal encouraging Abbott to increase transparency around the use of animals in research and product testing by including information on Abbott's animal use and its efforts to reduce and replace animal use in the annual Global Citizenship Report based on the fact that a proposal included in a previous year's proxy statement sought a commitment to using only non-animal methods for testing. And, in *Abbott Laboratories* (Feb. 5, 2007) and *Abbott Laboratories* (Feb. 28, 2006), the Staff permitted exclusions of animal rights proposals based on animal rights proposals that were included in prior proxy statements. Although the excluded proposals were not exactly the same as a previous proposal, the Staff concurred that the new proposals involved the same substantive concern - animal testing - as the previous proposal and therefore that all dealt with substantially the same subject matter.

See also *Bristol-Myers Squibb Co.* (Feb. 6, 1996) (permitting exclusion of a proposal recommending that the board of directors form a committee to formulate an educational plan to inform women of the possible abortifacient (abortion-causing) effects of any of the company's products because it dealt with substantially the same subject matter as prior proposals asking the company to refrain from giving charitable contributions to organizations that perform abortions); *Procter & Gamble Co.* (July 31, 2009) (permitting exclusion of a proposal requesting a report on the feasibility of ending animal testing within five years because it raised substantially the same subject matter as a proposal that had requested a report on the company's compliance with its animal testing policy, another that had requested an end to animal testing and a third that requested the adoption of animal welfare standards); *Pfizer Inc.* (Feb. 25, 2008) (permitting exclusion of a proposal requesting a report on actions taken to correct violations of the Animal Welfare Act as implicating substantially the same subject matter as prior proposals included in Pfizer proxy statements requesting reports discussing the feasibility of amending the company's animal welfare policy or the adoption of a policy statement committing to use *in vitro* tests as replacements for animal-based tests); *Wyeth* (Feb. 15, 2008) (permitting exclusion of a proposal requesting a report describing the rationale, and policies relating thereto, for increased export of animal experimentation to countries with lower animal welfare standards on the grounds that it dealt with substantially the same subject matter as prior proposals requesting the adoption of an animal welfare policy and a commitment to use certain *in vitro* tests); *Dow Jones & Co., Inc.* (Dec. 17, 2004) (permitting exclusion of a proposal requesting that the company publish in its proxy materials information relating to its process of donations to a particular nonprofit organization as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *Saks Inc.* (Mar. 1, 2004) (permitting exclusion of a proposal requesting the board of directors to implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism); *Bristol-Myers Squibb Co.* (Feb. 11, 2004) (permitting exclusion of a proposal requesting that the board review pricing and marketing policies and prepare a report on how the company would respond to pressure to increase access to prescription drugs because it dealt with substantially the same subject matter as a prior proposal requesting the creation and implementation of a policy of price restraint on pharmaceutical products).

II. Conclusion

For the foregoing reason, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the HSUS Proposal is omitted from Abbott's 2012 proxy materials. To the extent that the reasons set forth in this letter are based on matters of law, pursuant to Rule 14a-8(j)(2)(iii) this letter also constitutes an opinion of counsel of the undersigned as an attorney licensed and admitted to practice in the State of Illinois.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the HSUS Proposal from our 2012 proxy materials, please contact me by phone at 847.938.3591 or via e-mail at John.Berry@abbott.com or contact Steven Scrogham by phone at 847.938.6166 or via e-mail at Steven.Scrogham@abbott.com. We may also be reached by facsimile at 847.938.9492. We would appreciate it if you would send your response to us via email or by facsimile. The Proponent may be reached by phone at 301.258.3018 or by e-mail at twaite@humanesociety.org.

Very truly yours,

John A. Berry

John A. Berry
Divisional Vice President,
Associate General Counsel, and
Assistant Secretary

Enclosures

cc: G. Thomas Waite, III
The Humane Society of the United States
twaite@humanesociety.org

Exhibit A

HSUS Proposal

THE HUMANE SOCIETY
OF THE UNITED STATES

November 15, 2011

Ms. Laura J. Schumacher
Executive Vice President, Secretary and General Counsel
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400
Email: laura.schumacher@abbott.com
Fax: 847-937-9555

Dear Ms. Schumacher:

Enclosed with this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2012 annual meeting. A letter from The Humane Society of the United States' (HSUS) brokerage firm, Deutsche Bank, confirming ownership of 73 shares of Abbott Laboratories common stock is also included. The HSUS has held at least $2,000 worth of common stock continuously for more than one year and intends to hold at least this amount through and including the date of the 2012 shareholders meeting.

We strongly believe the attached proposal is in the best interests of our company and its shareholders and welcome the opportunity to discuss the issues raised by the proposal with you or other members of Abbott Laboratories' executive management team.

Please contact me if you need any further information or have any questions. If Abbott Laboratories will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 301-258-3018 or via email at twaite@humanesociety.org.

Thank you for your assistance.

Very truly yours,

G. Thomas Waite, III
Treasurer, CFO

GTW/dlm

Enclosures: 2012 Shareholder Resolution
Stock ownership confirmation from Deutsche Bank

WHEREAS

Abbott Laboratories ("Company") has conducted tests on chimpanzees as part of product research and development, and research on chimpanzees is expensive, inhumane, and ineffective.

A voluntary phase out of chimpanzee research is in the Company's financial interest, will improve product research and development, and strengthen our reputation as a leader in social welfare issues by demonstrating a tangible commitment to reducing animal research.

Abbott used chimpanzees during the development of an antiviral treatment for hepatitis C virus (HCV), as evidenced in a 2007 paper in *Antimicrobial Agents and Chemotherapy*.

Chimpanzees are poor disease models to test and bring pharmaceutical HCV therapies to market due, in part, to critical immunological differences. A review published in the *Journal of Medical Primatology* shows that unlike humans, chimpanzees do not develop chronic hepatitis, cirrhosis, or liver cancer. Similarly, scientists deemed the chimpanzee as a poor model for HIV testing.

The scientific value of using chimpanzees to predict reactions in humans is questionable and funding this research is an ineffective use of Abbott's valuable resources. According to the National Research Council, "Chimpanzees are among the most expensive laboratory animal models" due to their long lives, large size, and complex needs. Costs are passed on to Abbott through user fees, and exceed the costs of using scientifically validated alternatives.

Federal law does not require chimpanzee testing. In fact, chimpanzees were not used to test a successful HCV antiviral treatment developed by Vertex Pharmaceuticals and recently approved by the FDA. Additionally, GlaxoSmithKline has adopted a policy against the use of great apes in research worldwide even as Glaxo continues to pursue treatments for HCV.

RESOLVED, the shareholders of Abbott Laboratories hereby request the Company to:

1. Amend the Company's "Global Animal Welfare Policy" to voluntarily phase out research on chimpanzees; and

2. Create and post a phase out schedule by December 15, 2012 on the Company's website with semi-annual progress updates.

Stockholder Supporting Statement

Continued chimpanzee research diverts limited resources from more effective modalities, runs contrary to our public statements, and threatens shareholder value. Abbott's website claims, "animal research programs and facilities meet or exceed U.S. and European Union regulations[.]" However, the EU prohibits the type of chimpanzee research Abbott has conducted.

The number of chimpanzees in U.S. laboratories has decreased by over 40% in the last decade due to high costs, ethical concerns, the unsuitability of chimpanzees as research models for humans, growing public opposition, and the availability of alternative testing methods. This trend is expected to continue and it is in Abbott's best interest to move away from the use of chimpanzees.

Research and testing on chimpanzees causes severe animal suffering, physical injury, and enduring psychological trauma, which the majority of Americans oppose. A 2001 Zogby poll found that 54% of Americans believe it is unacceptable for chimpanzees to "undergo research which causes them to suffer for human benefit." Chimpanzee research is expensive, inhumane, and ineffective and is a matter of significant social concern.

We URGE shareholders to vote FOR the proposal.

Deutsche Bank

November 15, 2011

Ms. Laura J. Schumacher
Executive Vice President, Secretary and General Counsel
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400
Email: laura.schumacher@abbott.com

RE: The Humane Society of the United States *** FISMA & OMB Memorandum M-07-16 ***

Dear Ms. Schumacher:

This letter serves as confirmation to verify that as of the close of business on November 15, 2011, The Humane Society of the United States (HSUS) is the beneficial owner of 73 shares of Abbott Laboratories common stock and that The HSUS has continuously held shares at least $2,000.00 in market value for at least one year prior to and including the date of this letter.

Please contact me at 310-788-6203 if you need any additional information.

Sincerely,

Eric Smith
Vice President
Risk Officer

Exhibit B

Additional Correspondence with Proponent

Steven L. Scrogham
Counsel

Abbott Laboratories
Securities and Benefits
Dept. 032L, Bldg. AP6C-1N
100 Abbott Park Road
Abbott Park, IL 60064-6011

Tel: (847) 938-6166
Fax: (847) 938-9492
E-mail: steven.scrogham@abbott.com

November 16, 2011

Via Federal Express

G. Thomas Waite, III
The Humane Society of the United States
2100 L Street, NW
Washington, DC 20037

Dear Mr. Waite:

This letter acknowledges timely receipt of your shareholder proposal and proof of ownership. Our 2012 Annual Meeting of Shareholders is currently scheduled to be held on Friday, April 27, 2011.

Abbott has not yet reviewed the proposal to determine if it complies with the other requirements for shareholder proposals found in Rules 14a-8 and 14a-9 under the Securities Exchange Act of 1934 and reserves the right to take appropriate action under such rules if it does not.

Please let me know if you should have any questions. Thank you.

Very truly yours,

Steven L. Scrogham
Counsel

cc: John A. Berry, Abbott Laboratories

329588

Abbott
A Promise for Life

Exhibit C

PETA Proposal

November 4, 2011

Laura J. Schumacher
Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064

Re: Shareholder Resolution for Inclusion in the 2012 Proxy Materials

Dear Ms. Schumacher:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for Abbott Laboratories 2012 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2012 annual meeting of shareholders.

Please communicate with my authorized representative Jared S. Goodman if you need any further information. Mr. Goodman can be reached at Jared S. Goodman, PETA Foundation, 1536 16th St. NW, Washington, DC 20036, by telephone at (202) 540-2204, or by e-mail at JaredG@PetaF.org.

Very truly yours,

Andrew Rodriguez

Enclosures

cc: Jared S. Goodman

TRANSPARENCY IN ANIMAL RESEARCH

RESOLVED, to promote transparency and minimize the use of animals, the Board should issue an annual report to shareholders disclosing procedures to ensure proper animal care in-house and at contract laboratories, specifics on how our Company uses animals, and plans to promote alternatives to animal use.

Supporting Statement:

In the last three years, our Company used more than 8,000 animals in-house. This number includes more than 4,000 dogs and almost 500 primates. More than 3,300 animals were used in painful experiments. This number does not include animals used in Abbott experiments at contract laboratories, nor does it include vast numbers of additional animals who are not required to be counted but who are used most commonly in animal experiments.

Our Company posts a number of public policies on its website,[1] including goals for environmental protection[2] and animal welfare.[3] The environmental protection policy includes precise air, water, waste, energy, combustion, and even accident and injury rate data. In contrast, the animal welfare policy provides no similar metrics.

Despite touting the virtues of reducing animal use, our Company's published animal welfare policy provides no specifics such as trends in animal use or information on the success/failure of animal reduction and replacement measures. Other international companies, such as Novo Nordisk,[4] disclose animal use numbers and publicize their efforts to incorporate replacement methods.

Our Company develops pharmaceuticals for humans and has a responsibility to use the most scientifically rigorous, human-relevant and humane methods available. Animals used in laboratory experiments experience pain, fear, and stress.. They spend their lives in unnatural settings, caged and deprived of companionship, and subjected to painful experiments. Undercover investigations of other accredited institutions have exposed atrocities; filmed footage shows animals being beaten and otherwise tormented and abused.[5]

Given that 92% of drugs deemed safe and effective when tested on animals fail in human clinical trials and that, of the remaining 8%, half are later relabeled or withdrawn due to unanticipated, severe adverse effects, there is a also a clear scientific imperative for improving how our Company's products are tested.[6]

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[1] http://www.abbott.com/citizenship/priorities/safeguard.htm
[2] http://www.abbott.com/citizenship/key-metrics/environmental.htm
[3] http://www.abbott.com/citizenship/priorities/innovate/animal-welfare.htm
[4] http://www.novonordisk.com/science/bioethics/animal_ethics.asp
[5] No undercover investigation has been undertaken at an Abbott facility, but atrocities were documented in a contract laboratory used by Abbott (www.covancecruelty.com) and in one used by other major pharmaceutical companies (http://www.peta.org/features/professional-laboratory-and-research-services.aspx)
[6] FDA Commissioner: http://www.fda.gov/oc/speeches/2006/fdateleconference0112.html

Our Company must incorporate recommendations from the National Academy of Sciences to use recent scientific advances to "transform toxicity testing from a system based on whole-animal testing to one founded primarily on *in vitro* methods."[7] These approaches will improve efficiency, reduce costs, increase speed and predictivity to humans, and reduce animal use and suffering.

Given the above, our Company should disclose its use of animals, procedures to ensure the welfare of those animals, and concretely outline the implementation of alternatives that will safely and effectively address human health risks. We urge shareholders to vote in favor of this socially and ethically important proposal.

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[7] *Toxicity Testing in the 21st Century: A Vision and a Strategy* (NRC 2007)